                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                   (Check One)

|X| Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [] Form 10-Q and Form 10-QSB [ ] Form N-SAR

     For the year ended December 31, 2001
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on From 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: __________________________________________

________________________________________________________________________________

   Read Attached Instruction Sheet Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________

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Part I -- Registrant Information
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                        IMPERIAL CREDIT INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)

                       California                                                              95-4054791
(State or other jurisdiction of incorporation or organization)                  (I.R.S. Employer Identification Number)

      23550 Hawthorne Boulevard, Building 1, Suite 110                                            92505
                Torrance, California 90505                                                      (Zip Code)

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Part II -- Rules 12b-25 (b) and (c)
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   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed:

   [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306]
     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III -- Narrative

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     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306; and
Release No. 34-30968 (Paragraph 72,439), effective August 13, 1992, 57 F.R. 36442.]

     Due to clerical, staffing, and other related time constraints, the registrant is unable to obtain and consolidate the detailed financial results of each of operating divisions or subsidiaries in a timely manner. The Company intends to file the prescribed report within the allowed extension period.

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Part IV -- Other Information

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     (1) Name and telephone number of person to contact in regard to this notification.

            Paul B. Lasiter             (310)                  791-8028
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                 Name                 Area Code            Telephone Number

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        IMPERIAL CREDIT INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereto duly authorized.

Date:  March 28, 2002                    By:  Paul B. Lasiter
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                                              Paul B. Lasiter

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                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)
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